Exhibit 6.72

EQUINE CO-OWNERSHIP AGREEMENT

This Equine Co-Ownership Agreement ("Agreement") is entered into as of the Effective Date set forth in Schedule I by and between Gainesway Racing, LLC (“Co-Owner”), RT Racing Stable (“Co-Owner”) and MyRacehorse CA LLC Series Royal Duet (“MRH”). Co-Owner and MRH are collectively referred to as the “Parties” or the “Co-Ownership” and individually as (“Party”). The Parties acknowledge and agree to the following facts:

A.	MyRacehorse CA, LLC is a Nevada series limited liability company managed by Experiential Squared, Inc., a Delaware corporation registered in Kentucky; Gainesway Racing, LLC is a Kentucky limited liability company; RT Racing Stable LLC is a Florida domestic limited liability company registered in Florida.

B.	The Parties each hold an ownership interest in the horse described in Schedule I attached hereto (the "Horse") and the Parties ownership in the Horse is in the form of a Tenancy in Common in the ownership of a Chattel. MRH and Co-Owner shall own and jointly manage the Horse pursuant to the terms and conditions set forth in this Agreement.

C.	The Parties to this Agreement each have adequate experience within the horse industry and with regard to the ownership of a racing operation. Each Party has been given the equal opportunity to independently inspect the Horse and request any available veterinarian records. Each Party has a right to review information concerning the Horse and contribute opinions and strategy regarding the management of the Horse.

D.	The Parties acknowledge that MRH is a Manager Managed individual Series consisting of numerous fractional investors. MRH attempts to provide these investors with certain limited privileges such as stable visits of the Horse, updates regarding the Horse's health, training and race progress, access to the winner's circle in the event Horse wins a race, access to owner's clubs at applicable tracks, and access to the stabling paddock when Horse is running in a race all to the extent allowed by the applicable track. The Parties agree not to interfere with MRH’s ability to provide these limited privileges.

NOW THEREFORE, in consideration of the mutual benefits and undertakings set forth in this Agreement, the Parties agree as follows:

1.      Formation of Co-Ownership. The business of the Co-Ownership shall be conducted under the name set forth in Schedule I of this Agreement and the Horse shall race under the Racing Silks identified in Schedule I of this Agreement. The use of the term "Co-Ownership" to refer to the aggregate of persons owning the Horse as tenants in common pursuant to the terms and limitations of this Agreement is solely for convenience, and is not intended, and shall not be deemed to imply that such Co-Ownership constitutes a partnership, association, legal person or jural entity. FOR THE AVOIDANCE OF DOUBT, FRACTIONAL INVESTORS IN THE MRH INDIVIDUAL SERIES FOR THIS HORSE (“Shareholders”) ARE NOT A CO-OWNER OR A PARTY UNDER THIS AGREEMENT.

2.   Relationship of the Parties Amongst Themselves. The relationship of the Parties amongst themselves shall be that of tenants in common of the Horse subject to the terms and limitations herein. The Parties shall jointly manage the Horse and vote on major decisions regarding the Horse as outlined in Schedule I.

3.   Contributions and Percentage Ownership. The Horse’s respective ownership percentage and Purchase Price for MRH and the Co-Owner is reflected in Schedule I. Schedule I will specify whether the sale was pursuant to a private sale or pursuant to a public auction and whether there’s a Bill of Sale. The Parties agree to cooperate in registering the Horse with the Jockey Club and paying the appropriate fees in proportion to the percentage of ownership.

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4.   Warranty of Title and Indemnity. The Parties warrant to one another that they will not encumber, hypothecate or take any action that will affect title to the Horse. The Parties shall keep the Horse free and clear from any liens, claims or encumbrances of any nature whatsoever including without limitation spousal claims under any applicable community property laws. Each Party further warrants and represents that there is no claim, action, suit, proceeding, arbitration, investigation or hearing or notice of hearing threatened or pending against the Party that is before any court, governmental body, administrative authority or any private arbitration tribunal that could affect in any way the Party’s ownership interest in the Horse. In the event any claims or demands are made against the Horse, the Party causing the claim shall indemnify, defend and hold the other Party/Parties harmless against such claim or demand at its sole cost and expense, including reasonable attorney's fees which may arise by reason thereof.

5.   Commissions and Taxes. Each Party shall disclose any and all commissions paid to or received by any individual arising from the acquisition of the Horse or relating to this Agreement in any way. Each Party shall be liable and shall pay their own share of any taxes that may be due by reason of the sale and conveyance of the Horse upon the final sale of the Horse and dissolution of this Agreement.

6.   Insurance. Each Party has their own right and responsibility to decide whether to insure (mortality or otherwise) and for what amount they will insure its ownership interest in the Horse.

7.   Ownership Privileges. Each party shall be entitled to full ownership privileges that are available to a partial owner of a horse. MRH shall have the ability to pass along these ownership privileges, at its discretion, to the fractional investors in the Series LLC. With regard to merchandise, each Party is entitled to 100% of the proceeds of any merchandise sold by that Party. To the extent any of the above privileges are limited, such limitations shall be set forth in Schedule I and allocated on a pro-rata basis based on the percentage of ownership. MRH shall have the ability to pass along these ownership privileges, at its discretion, to the fractional investors in the Series LLC.

8.   Publicity Rights and Marketing Content. Each Party agrees that its name, likeness and the name and likeness of the Horse may be used in marketing and commercial materials distributed by any other Party.

9.   Non-Circumvention. The Parties to this Agreement agree that the names of MRH’s Shareholders are part of a confidential customer list and trade secret. Accordingly, each Co-Owner agrees not to knowingly initiate direct or indirect contact with any of MRH's Shareholders with respect to investment opportunities in the Horse or other horses unless approval to do so is granted in writing on a case-by-case basis. Each Co-Owner agrees not to undertake any transaction or series of transactions of any kind with MRH's members or collect fees from MRH's members without the express prior written consent of MRH, which will not be unreasonably withheld.

10. Right of First Refusal. If a Party elects to sell (“Selling Party”) his/her/its full or partial interest in the Horse to another third-party, such Selling Party shall first offer such fractional interest to the other Party (or Parties) in equal parts (“Non-Selling Party/Parties”) on the same terms and conditions as are offered to such third party (the "Offered Terms"). Non-Selling Party/Parties shall have five (5) days which to accept such offer based upon the Offered Terms. If the Non-Selling Party/Parties do not accept said offer within said period, the Selling Party shall be free to sell such fractional interest to the third-party subject to the Offered Terms. If Selling Party does not enter into an agreement with the third party on the Offered Terms and such transaction does not close within thirty (30) days, the Selling Party’s right to sell an interest in the Horse to such third party shall expire and the procedure set forth in this Section shall be applicable again. Any third party or new owner shall agree to be bound by the terms and conditions of this Agreement. It is not necessary that all Non-Selling Parties being offered the right of first refusal agree to accept the offer. It will suffice if any number of Non-Selling Parties agree to accept the offer as long as the full terms and conditions being offered to such third party are met. This Section does not apply to MRH’s sale of ownership interests to MRH shareholders.

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11. Term. The term of this Agreement is set forth in Schedule I and shall continue until the earlier to occur of the following: i) the Termination Date (if applicable) set forth in Schedule I unless it is extended unanimously by the parties ii) the date the Horse is sold by the Co-Ownership or acquired in a claiming race or by other legal means; iii) the death of the Horse; iv) the bankruptcy or insolvency of both Parties; or v) the dissolution of the Co-Ownership pursuant to a unanimous vote.

Upon termination or dissolution of the Co-Ownership, the affairs of the Co-Ownership shall be wound up and its assets liquidated in a reasonable manner. The assets of the Co-Ownership shall be applied to the following purposes in the following order: (a) to pay or provide for all amounts owed by the Co-Ownership to creditors other than one of the Parties, including without limitation, to pay for the expenses of winding up the Co-Ownership affairs; (b) to pay or provide for payment of amounts owed to any of the Parties (exclusive of Capital Accounts) under this Agreement or agreements validly entered into by the Parties; and (c) the balance, if any, shall be distributed to the Parties in accordance with their respective Capital Accounts. The winding up shall be conducted by the Parties . Upon making of all distributions required under this Agreement, the Parties shall execute, acknowledge, deliver and file of record all documents required to terminate the existence of the Co-Ownership under applicable law.

12. Principal Office. The principal office and place of business of the Co-Ownership is set forth in Schedule I.

13. Subsequent Contributions. Each Party shall be responsible for the timely payment of their pro-rata portion of all expenses incurred in connection with the Horse.

a.	Expenses include, but are not limited to the costs of board, feed, training, medications and supplements, veterinary costs, farrier costs, transportation, training, entry fees, jockey and trainer commissions, and professional fees.

b.	Nothing contained herein shall be construed as an impairment of a challenge to any expense for billing irregularities, services that were not performed correctly, defective goods, late delivered goods, or any other good cause. In the event of a refund, the Co-Owners shall receive their pro-rata share of such refund.

c.	If any Co-Owner (the "Defaulting Co-Owner") shall fail to pay all or any part of its share of an expense when due (the "Defaulting Co-Owner's Share") and MRH pays the Defaulting Co-Owner's share (the "Default Payment"), MRH shall give Defaulting Co-Owner a 15-day period (after written notice by certified mail) within which to reimburse MRH. At the end of the 15-day period referred to above, the fractional interests of each Co-Owner shall be adjusted pro rata to make up for the payment made by MRH as though the Defaulting Co-Owner's initial Capital Contribution had been an amount that equals the original Capital Contribution less the amount of the Default Payment. Similarly, MRH's fractional interest shall be adjusted upwards by the same amount. If the readjustment is not adequate to compensate for the Default Payment, MRH may pursue any other action permitted by law. If MRH is the Defaulting Party and a Co-Owner has paid a valid expense of the Co-Ownership, the Co-Owner may utilize the same remedies above to the extent allowed by law.

14. Distributions. Distributions shall be made in a timely manner pursuant to percentage of ownership.

15. Co-Owners. No Party shall have the power or authority to bind the Co-Ownership unless the Party has been authorized in writing by the Co-Ownership to act as an agent of the Co-Ownership. Meetings of the Parties shall be held as set forth in Schedule I.

16. Full Sale of the Horse. In the event that there is an offer to purchase 100% of the Horse from a third party, the Party receiving the offer must communicate it timely to the other Party/Parties. The Parties shall discuss the offer and decide unanimously if the offer shall be rejected, accepted or if a counteroffer shall be made. In the event a unanimous decision cannot be made with regard to the offer within 48 hours, and the holders of a majority in interest in the Horse would like to accept the offer, the majority interest may compel the sale of 100% of the Horse, but only if the following conditions are first met: 1) the holder(s) of the majority in interest inform(s) the other Party/Parties in writing of the offer terms (price, buyer and any other material terms) and their desire to sell the entire Horse and 2) the other Party/Parties has had 5 days from the date of the original third party offer to exercise their right of first refusal pursuant to Section 10 of this Agreement or alternatively to find another buyer willing to offer a larger purchase price.

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17. Tag Along. This Section applies when a Party (or Parties) is/are contemplating a partial sale of the Horse to a third party (or third parties) that represents more than 50% of the total ownership in the Horse (referred to as “Sale of Majority Interest.” In the event a Sale of Majority Interest is contemplated and the minority Owner (or Owners) do not want to exercise the right of first refusal to maintain majority control of the horse, the minority Owner (or Owners) may elect to require a tag along sale. First, the potential selling Owner(s) must attempt to request that the potential buyer purchase 100% of the horse at the offered price. If that potential buyer is unwilling to purchase 100% of the horse, the horse may still be sold but the sale must be apportioned according to the percentage of Ownership. For example, if the horse is owned 80% by Mr. White and 10% by Mr. Green and 10% by Mr. Orange and a third party offers to buy only 80% of the horse, then Mr. Green and Mr. Orange are entitled to each sell 8% and Mr. White would sell 64%.

18. Authority. The Parties executing this Agreement warrant and represent they have full right, power and authority to enter into this Agreement.

19. Notice. All notices or communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and sent certified mail, return receipt requested, with postage prepaid, to the addresses set forth in Schedule I to this Agreement, or such other address or addresses as a Party shall have designated by notice to the other parties in writing. Written notice will also suffice via email if the email addresses being used are ones that are regularly utilized by the Parties for business communications. Notice will be effective on the date of actual, verifiable delivery of the Notice by one of the methods set forth above.

20. Counterparts. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the Parties hereto, notwithstanding that all of the Parties are not signatory to the original or the same counterpart.

21. Survival of Rights. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the Parties hereto and their respective shareholders, officers, directors, heirs, legatees, legal representatives, successors, transferees and assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

22. Severability. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable and such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

23. Construction and Section Headings. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto. The captions of the Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting this Agreement.

24. Law. This Agreement shall be construed according to the laws of the Commonwealth of Kentucky.

25. Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement should include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

26. Entire Agreement. This Agreement and the exhibits hereto constitute the entire agreement of the Parties with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to, the subject matter hereof.

27. Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

28. Attorneys' Fees. In the event of any litigation, arbitration or other dispute related to or arising as a result of or by reason of this Agreement, the prevailing Party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute from the non-prevailing Party. Attorney’s fees include any incurred on appeal in any matter or for any post judgment proceeding to collect or enforce a judgment.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

_________________________________	_________________________________
GAINESWAY RACING, LLC	MYRACEHORSE CA, LLC SERIES ROYAL DUET

By: _____________________________	By: _____________________________

Title: ____________________________	Title: President and CEO

_________________________________
RT RACING STABLES LLC

By: _____________________________

Title: ____________________________

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Schedule I

Effective Date (Closing Date): 9/12/2022

Owners and percentage ownership:
MyRacehorse CA LLC Series Royal Duet:	51%
RT Racing Stables LLC	25%
Gainesway Racing LLC	24%

Purchase Price for each Owner:
Auction info (or Private Sale): Keeneland September 2022
Purchase price paid by each Party:

MyRacehorse CA LLC Series Royal Duet:	462,500
RT Racing Stables LLC	231,250
Gainesway Racing LLC	231,250

Purchase Value (if different than above): $925,000

Address for each Owner:
MyRacehorse	RT Racing Stables LLC
120 Kentucky Avenue, Suite 110	3456 South Ocean Blvd. Suite 324
Lexington, KY 40502	Palm Beach, FL 33480

Gainesway Racing LLC
3750 Paris Pike
Lexington, KY 40508

Principal Office of Co-Ownership: N/A

Horse Description:
Registered name:
Sex: F
Color: CH	Markings:
Horse’s foaling date: Feb 20 2021	Breed: Thoroughbred
Registration number:	Microchip# (if any):
Passport # (if any):

Co-Ownership Name: MyRacehorse, Gainesway Racing and RT Racing
Racing Silks: Rotation will be 2x MyRacehorse, 1x Gainesway and 1x RT Racing

Trainer or Boarding Farm:

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Major Decision Rights: (U) = Unanimous Vote of the Co-Owners; (M) = Majority Vote (51%)

•• Selection of Horse: U (due diligence and selection done by each Co-Owner)

••Training (Selecting/Changing the trainer): M

••Pre-racing Boarding: M

••Racing in Claiming Races (must be specifically authorized): U

••Authorization for Humane Destruction in non-emergency situation: U

••Gelding the Horse (if it’s a colt): U

••Breeding the Horse: U

••Marketing and acquiring sponsorships: U, revenues split pro-rata

••Selling the Horse: (See Sections 10 & 17)

Day-to-Day Activities:

It is understood and acknowledged that the Co-Owners collectively have/will use their substantial race management expertise to select a trainer appropriate for the success of the Horse. The selection or removal of the trainer is by the majority vote of the Co-Owners. The trainer is hired by the Co-Owners and is jointly delegated the authority by the Co-Owners to oversee the day-to-day training of the Horse in direct consultation with the Co-Owners, subject to the Major Decision Rights above and throughout this Agreement. The trainer is tasked with ordinary training duties such as physical training, dietary needs, routine veterinary care, transportation logistics and race/jockey options.

Each Co-Owner has the right and authority to contribute input and feedback to the trainer regarding such day-to-day activities, but it is each Co-Owner's individual responsibility to interact with the trainer regarding such decisions.

The person in charge of the care and custody of the horse can also make veterinary decisions when the horse is in a life-threatening situation and there is not sufficient time to contact the Co-Owners. It is understood that each Co-Owner shall receive notice of injuries and illnesses from the person in charge of the care and custody of the horse and is authorized to have communications with the veterinarian administering treatment.

Additional Acknowledgements/Agreements:

-Limitations on Ownership Privileges: Paddock passes on a pro-rata basis
-Termination Date or Date Horse will be sold at public auction: N/A

-Special meetings of Co-Owners: As needed.

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